[Letterhead of AUERBACH, POLLAK & RICHARDSON, INC.]
                             Investments Since 1908


                                              June 2, 1999

Board of Directors
Laidlaw Holdings, Inc.
100 Park Avenue
New York, NY 10017


Board of Directors
Westminster Securities Corporation
19 Rector Street
New York, NY 10006


Gentlemen:

Laidlaw Holdings, Inc., a Delaware corporation ("Laidlaw"), FI-TEK V, Inc., a Delaware corporation ("Fitek"), Westminster Securities Corporation, a New York corporation ("Westminster"), certain stockholders of Laidlaw ("Laidlaw Shareholders") and certain stockholders of Westminster ("Westminster
Shareholders") (together "the Parties") propose to enter into a plan of reorganization (the "Reorganization Agreement") whereby (i) the Laidlaw Shareholders shall contribute to Fitek at closing not less than 95% of Laidlaw's issued and outstanding common and preferred stock (the "Laidlaw Shares"), which shall constitute not less than 80% of both the voting and economic interest in Laidlaw and (ii) the Westminster Shareholders shall contribute to Fitek all of the issued and outstanding capital stock of Westminster, which, together with the Laidlaw Shares, shall be exchanged solely for shares of Fitek voting common stock, $.00001 par value (the "Common Stock"). The result of such reorganization shall be that the participating Laidlaw Shareholders and the Westminster Shareholders shall receive at the closing more than an 80% ownership interest in Fitek and, on a fully diluted basis, and after giving effect to shares reserved for issuance after the Closing hereunder, in the aggregate a 95% ownership interest in Fitek as part of a single plan of reorganization of Fitek, Laidlaw and Westminster, and the exchange of the Westminster Shares and of the Laidlaw Shares for Fitek shares shall occur substantially simultaneously.

The Reorganization Agreement is expected to be consummated on or around June 4, 1999.

The Boards of Directors of Laidlaw and Westminster have requested that Auerbach, Pollak & Richardson, Inc. ("Auerbach") render an opinion pursuant to NASD Rule 2720 (the "Opinion"), as to whether or not the proposed plan of reorganization as described by the Reorganization is fair, from a financial point of view, to the Fitek shareholders.

In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed the Amended and Restated Plan and Agreement of Reorganization between the Parties;

     (2) Reviewed the Audited Financial Statements for the Fiscal Year ended December 31, 1998 and the Unaudited Financial Statements for the four months period ended April 30, 1999 of Laidlaw Holdings, Inc. and Subsidiaries, as well as Pro Forma Combined Financial Statements for the Parties for 1999;

     (3) Reviewed Laidlaw Global Securities, Inc. Audited Financial Statements for the Fiscal Year ended December 31, 1998;

     (4) Reviewed the Terms and Conditions, Private Placement Memorandum, Investor List as of May 25th, 1999, and other information pertaining to the Private Placement of the 8% Convertible Subordinated Notes currently offered by Laidlaw Holdings, Inc.;

     (3) Reviewed certain Financial and other Information of Pacific USA Holdings Corporation and Pacific Electric Wire & Cable Co., Ltd.;

     (4) Reviewed the Audited Financial Statements of Westminster Securities Corporation for the Fiscal Years ended January 31, 1997, 1998 and 1999, as well as the Unaudited Financial Information of that company for the three months period ended April 30, 1999;

     (5)  Reviewed the SEC Filings of FI-TEK V, Inc. for the past two years;

     (6)  Reviewed Post Merger Holding Company and Management Structure;

     (7)  Reviewed  the  Certificate  of  Incorporation,   Bylaws,  and  certain
          amendments to the Certificate of Incorporation of Laidlaw Holdings, Inc.;

     (8) Reviewed a Memorandum listing Open Arbitration, Litigations, Customer Complaints and Regulatory Matters of Laidlaw Holdings, Inc.;

     (9) Reviewed the Federal Income Tax Allocation Agreement between Laidlaw Holdings, Inc., Fi-Tek V, Inc. and Westminster Securities Corporation;

     (10) Reviewed  the  Exchange   Agreement  between  Pacific  USA  Investment
          Company, Laidlaw Pacific Financial Services (Holdings) Ltd. and Laidlaw Holdings, Inc. and

     (11) Conducted discussions wit members of senior management of the Parties including Mr. Roger Bendelac, Executive Vice President of Laidlaw Holdings, Inc., Mr. John O'Shea, President of Westminster Securities Corporation, Mr. Larry Homer, Chairman of Laidlaw Holdings, Inc. and Mr. Anastacio Carayannis, President and COO of Laidlaw Holdings, Inc. concerning their respective businesses and prospects.

In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available or communicated to us by the Parties, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Parties, nor have we expressed any opinion as to what the value of the Reorganization consideration actually will be when issued pursuant to the Merger or the price at any time at which the Fitek common stock will trade. Our opinion does not address the underlying business decision to enter into the Reorganization.

Our opinion is based upon, in part, the following considerations:

1. Comparison of the results of operations of the Parties with those of certain companies which we deemed to be reasonably similar to the consolidating entities;

2. Comparison of the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant; and

3. Performance of such other financial studies and analyses investigations while taking into consideration such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

4. Due to the significant reorganization of the business of the Parties and uncertain nature of long-term consolidated, pro forma projections anticipated to result from the reorganization, we did not perform a discounted cash flow or valuation to arrive at our opinion.

It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction; provided, however, that we hereby consent to the inclusion of this opinion in a letter to the NASD pursuant to Rule 2720, so long as the opinion is included in its entirety.

On the basis of, and subject to the foregoing, we are of the opinion that the proposed consideration to be paid by the Parties in the Reorganization is fair to the Fitek shareholders from a financial point of view.


                                            Very truly yours,

                                            Auerbach, Pollak & Richardson, Inc.


By   /s/ Dana Maxey                         By   /s/ Michael P. Considine
   ---------------------------                 ------------------------------
         Dana Maxey                                  Michael P. Considine
         Senior Vice President                       Executive Vice President